REGINA N. HAMILTON Senior Associate General Counsel Corporate CB&I One CB&I Plaza 2103 Research Forest Drive The Woodlands, TX 77380 Direct: 832.513.1306 Regina.Hamilton@cbi.com

October 26, 2016

BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Terence O’Brien, Accounting Branch Chief
Nudrat Salik, Staff Accountant

Re:    Chicago Bridge & Iron Company N.A.
Form 10-K for the Year Ended December 31, 2015
Filed February 26, 2016
Form 10-Q for the Period Ended June 30, 2016
Filed July 27, 2016
File No. 1-12815

Ladies and Gentlemen:

In its letter dated October 19, 2016, the staff (“Staff”) of the Securities and Exchange Commission provided to Chicago Bridge & Iron Company N.V. (the “Company”) comments with respect to the above referenced documents of the Company (the “Comments”) and asked for responses to the Comments within 10 business days.

This is to confirm the telephone conversation on October 25, 2016, between Westley Stockton, Principal Accounting Officer of the Company, and Nudrat Salik of the Staff, that the Company has requested additional time to respond to the Comments and expects to provide responses to the Comments on or before November 16, 2016.

If any member of the Staff has any questions concerning the Company’s request, he or she should contract the undersigned at 832-513-1306.

Very truly yours,

/s/ Regina Hamilton